UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Shiloh Industries, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

824543 10 2

(CUSIP Number)

Constantine T. Zampetis

7303 Dunphys Way

Valley City, Ohio 44280

330-483-1081

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Theodore K. Zampetis Irrevocable Trust, Constantine T. Zampetis & Callie Ann Zampetis-Budman, co-trustees 61-6463958
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 914,975
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 914,975
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,975
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.37%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) PentaStar Investments LLC 45-1554714
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 914,975
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 914,975
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 914,975
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.37%
14	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment No. 1”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on April 3, 2013 (the “Initial Statement” and together with this Amendment No. 1, the “Schedule 13D”), relates to the common stock, $.01 par value (the “Common Stock”) of Shiloh Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 880 Steel Drive, Valley City, Ohio 44280. This Amendment No. 1 is being filed as a result of the disposition by the reporting persons of certain shares of Common Stock as provided herein. Except as otherwise reflected in this Amendment No. 1, there have been no material changes to the information contained in the Initial Statement. Capitalized terms used but not defined shall have the meaning ascribed to them in the Initial Statement.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

No material change.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (e) of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a) The Zampetis Irrevocable Trust beneficially owns 914,975 shares of Common Stock, which represents 5.37% of the outstanding Common Stock. PentaStar beneficially owns 914,975 shares of Common Stock, which represents 5.37% of the outstanding Common Stock.

(b) The Zampetis Irrevocable Trust has sole voting and sole investment power with respect to 914,975 shares of Common Stock. PentaStar has sole voting and sole investment power with respect to 914,975 shares of Common Stock

(c) During the past 60 days, PentaStar has sold 185,025 shares of Common Stock in open market transactions as follows:

Transaction Date	Number of Shares of Common Stock Sold	Approximate Price Per Share
12/26/2013	21,641	$20.57
12/27/2013	3,057	$20.00
12/31/2013	26,436	$19.51
1/2/2014	24,599	$19.36
1/3/2014	600	$19.26
1/6/2014	28,110	$16.55
1/8/2014	32,490	$17.06
1/9/2014	7,365	$17.00
1/10/2014	8,750	$17.00
1/13/2014	1,383	$17.00
1/14/2014	13,855	$17.00
1/15/2014	16,739	$17.00

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

1	Joint Filing Agreement dated as of January 22, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2014

THEODORE K. ZAMPETIS IRREVOCABLE TRUST, CONSTANTINE T. ZAMPETIS & CALLIE ANN ZAMPETIS-BUDMAN, CO-TRUSTEES

By:	/s/Constantine T. Zampetis
Constantine T. Zampetis, Co-trustee

By:	/s/Callie Ann Zampetis-Budman
Callie Ann Zampetis-Budman, Co-trustee

PENTASTAR INVESTMENTS LLC

By:	/s/Constantine T. Zampetis
Name:	Constantine T. Zampetis
Title:	Co-Manager

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the Common Stock, par value $0.01 per share, of Shiloh Industries, Inc., a Delaware corporation.

Dated: January 22, 2014

THEODORE K. ZAMPETIS IRREVOCABLE TRUST, CONSTANTINE T. ZAMPETIS & CALLIE ANN ZAMPETIS-BUDMAN, CO-TRUSTEES

By:	/s/Constantine T. Zampetis
Constantine T. Zampetis, Co-trustee

By:	/s/Callie Ann Zampetis-Budman
Callie Ann Zampetis-Budman, Co-trustee

PENTASTAR INVESTMENTS LLC

By:	/s/Constantine T. Zampetis
Name:	Constantine T. Zampetis
Title:	Co-Manager